[LOGO] CiT

                                                                     EXHIBIT 20.

                        CIT COMMERCIAL SERVICES ACQUIRES
                     U.S. FACTORING ASSETS OF HSBC BANK USA

Livingston, NJ - December 31, 2003 - CIT Group Inc. (NYSE: CIT) announced today that its Commercial Services business unit has acquired substantially all of the U.S. factoring assets and liabilities of HSBC Bank USA. The acquired assets approximate $1 billion before assumed liabilities with net assets acquired of approximately $270 million. Terms of the deal were not disclosed.

"This transaction reflects CIT's corporate strategy to pursue growth opportunities that are synergistic with our core business lines and meet our return on equity targets," said Jeffrey M. Peek, President and COO of CIT Group Inc.

"HSBC's decision to exit the domestic factoring business was made as a result of our new strategic plan's emphasis on our core U.S. businesses," said Martin Glynn, President & CEO of HSBC Bank USA. "We were very pleased to be able to reach agreement with CIT, as their proven expertise as a leading provider in the industry is widely acknowledged." HSBC Securities (Canada) Inc. advised HSBC Bank USA on this transaction.

CIT's Commercial Services business has been providing accounts receivable and inventory financing solutions to commercial businesses since the 1920s. "This addition to our existing portfolio reinforces CIT's commitment to the various industries that sell into retail channels of distribution," added John Daly, President, CIT Commercial Services.

About CIT Commercial Services

CIT Commercial Services is a unit of CIT Group Inc. and is one of the United States' leading providers of factoring, accounts receivable management, credit protection, and lending services. Commercial Services specializes in serving the apparel, footwear, furniture, home furnishings, consumer electronics and other industries that sell into retail channels of distribution. CIT Commercial Services is headquartered in New York City and has offices in Charlotte, Dallas, Los Angeles, Danville, VA; Hong Kong and Shanghai.

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About CIT

CIT Group Inc. (NYSE: CIT), a leading commercial and consumer finance company, provides clients with financing and leasing products and advisory services. Founded in 1908, CIT has nearly $50 billion in assets under management and possesses the financial resources, industry expertise and product knowledge to serve the needs of clients across approximately 30 industries. CIT, a Fortune 500 company, holds leading positions in vendor financing, U.S. factoring, equipment and transportation financing, Small Business Administration loans, and asset-based and credit-secured lending. CIT, with its principal offices in Livingston, New Jersey and New York City, has approximately 6,000 employees in locations throughout North America, Europe, Latin and South America, and the Pacific Rim. For more information, visit www.cit.com.

About HSBC Bank USA

HSBC Bank USA has more than 400 branches in New York State, giving it the most extensive branch network in New York. The bank also has 10 branches in Florida, one in Pennsylvania, five in California, one in Washington, one in Oregon, and 15 in Panama. HSBC Bank USA is the principal subsidiary of HSBC USA Inc, the 13th largest US bank holding company ranked by assets, and an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 9,500 offices in 79 countries and territories, the HSBC Group is one of the world's largest banking and financial services organizations. For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

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Press Contacts:

Yvette Rudich, VP
CIT Group Inc.
(973) 597-2095

Ann-Margret Crater, VP
CIT Commercial Services
(212) 536-9310
ann.crater@cit.com

Kathleen Rizzo Young, First VP
HSBC Bank USA
(716) 841-5003
kathleen.rizzo.young@us.hsbc.com

Investor Contacts:

Valerie L. Gerard, SVP
CIT Group Inc.
(973) 422-3284